EXHIBIT 99.1

GOLD STANDARD PHASE 2 FINAL DRILL HOLES INTERSECT SHALLOW OXIDE GOLD AT NORTHWEST PINION AND EXTENDS THE GOLD ZONE 245m SOUTH AT SOUTH PINION, CARLIN TREND NEVADA

Holes include oxidized intercepts of 51.8m of 0.50g Au/t and 29.0m of 0.64g Au/t

March 31, 2015 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) today announced assay results of the final eleven  reverse-circulation (RC) holes from the western portion of the Pinion Phase 2 drilling program at its 100%-owned Railroad-Pinion Project on Nevada’s Carlin Trend.  All eleven holes returned intercepts with gold values above the 0.14 grams per tonne (g Au/t) cut-off grade established by APEX Geoscience Ltd. of Edmonton, Canada in its NI 43-101 resource estimate announced on September 10, 2014 (see news release), with intercepts up to 51.8 meters of 0.50 g Au/t in hole PIN14-52.

Phase 2 drilling was designed to extend areas of known shallow oxide gold mineralization along strike and at depth, and to test new targets identified by the Phase 1 program.  Phase 2 (now completed) included 10,893m of RC drilling in 44 holes (click the following link for a Pinion Phase 2 drill hole map and cross section: http://goldstandardv.com/pinion-phase-4/).

Key Observations:

•
Two target areas were tested by these holes: Northwest Pinion and Southwest Pinion.  The targeted multilithic, dissolution collapse breccia (referred to as mlbx) host was intersected in all eleven holes and the plan extent of the mlbx was expanded to the northwest and southwest.  Similar to the Phase 1 drilling, gold mineralization is continuous and widespread within this highly permeable, silicified breccia which is favorably sandwiched between relatively impermeable silty micrite of the overlying Mississippian Tripon Pass Formation and thick-bedded calcarenite of the underlying Devil’s Gate Formation.

•
At the Northwest Pinion target, three holes successfully intersected oxidized gold bearing mlbx along the west margin of the maiden resource block model.  PIN14-44, PIN14-52 and PIN14-56 intersected entirely oxidized intervals of 29.0m of 0.64 g Au/t, 51.8m of 0.50g Au/t, and 54.9m of 0.38 g Au/t, respectively.  These holes demonstrate the Pinion mineralization is open to the northwest.

Also at the Northwest Pinion target, seven holes successfully intersected gold bearing mlbx along the Main Zone fault and the South fault.  Two holes intersected thicker zones of gold mineralization including a shallow intercept of 13.7m of 0.41 g Au/t in PIN14-54, and 9.1m of 0.67 g Au/t in PIN14-57.  These intercepts, along with those in PIN14-52, -54 and -56, suggest the South fault is a feeder structure at Northwest Pinion.  The most northwest intercepts in PIN14-54 and -57 are open to the northwest.

In addition to the ten drill holes, GSV geologists collected 49 rock chip samples from oxidized and altered mlbx surface outcroppings. At Northwest Pinion, altered and mineralized outcrops of mlbx are exposed along a west-northwest strike for over 760m, in the foot wall of the South Fault zone.  Individual samples consisted of 1.2 to 4.6m continuous rock chip channels on larger outcrops or, panel samples from smaller outcrops.    Gold assays for the samples ranged from 0.01 to 1.24 g Au/t.  Seven composite channel sample intervals returned gold values above the 0.14 g Au/t cut-off grade established by APEX Geoscience Ltd. of Edmonton, Canada in its NI 43-101 resource estimate announced on September 10, 2014 (see news release).  Individual intervals include:  9.1m of 0.94 g Au/t, 12.2m of 0.61 g Au/t, 12.2m of 0.33 g Au/t, 15.2m of 0.31 g Au/t, 10.7m of 0.23 g Au/t, 22.6m of 0.19 g Au/t and 3.1m of 0.59 g Au/t.  Drilling and surface rock sampling results confirm that gold mineralization remains open to the northwest.  Phase 3 drilling in 2015 will follow-up on these results.

•
At the Southwest Pinion target, a gold-bearing intercept of 48.8m of 0.42 g Au/t in PIN14-43 successfully expanded the lateral extent of the breccia hosted mineralization 245m to the southwest.  PIN14-43 is on the southwest edge of the drill pattern and although 400m in true vertical depth, this mineralization is oxidized and remains open.

Drill results are as follows:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
PIN14-43	RC	161	-49	631.1	551.8 – 600.6	48.8	0.42
PIN14-44	RC		-90	166.2	108.2 – 137.2	29.0	0.64
Including					108.2 – 111.3	3.1	2.40
PIN14-48	RC		-90	272.9	30.5 – 32.0	1.5	0.24
					79.3 – 80.8	1.5	0.17
PIN14-49	RC	030	-45	100.6	51.8 – 57.9	6.1	0.19
PIN14-51	RC	030	-45	105.2	32.0 – 35.1	3.1	0.25
					45.7 – 47.2	1.5	0.15
					53.4 – 54.9	1.5	0.16
					80.8 – 82.3	1.5	0.57
					88.4 – 91.5	3.1	0.22
PIN14-52	RC	177	-49	237.8	186.0 – 237.8	51.8	0.50
Including					198.2 – 202.8	4.6	1.07
PIN14-53	RC	030	-45	178.4	29.0 – 32.1	3.1	0.63
					44.2 – 54.9	10.7	0.20
					74.7 – 76.2	1.5	0.20
PIN14-54	RC		-90	198.2	57.9 – 71.6	13.7	0.41
					74.7 – 88.4	13.7	0.26
					94.5 – 102.1	7.6	0.15
PIN14-55	RC		-90	207.3	0 – 1.5	1.5	0.16
PIN14-56	RC	326	-55	408.5	278.9 – 333.8	54.9	0.38
PIN14-57	RC	212	-60	222.6	138.7 – 147.8	9.1	0.67

** Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff.  Weighted averaging has been used to calculate all reported intervals.  True widths are estimated at 50-95% of drilled thicknesses.

Mac Jackson, Gold Standard’s Vice President of Exploration stated, “Our phase 2 drill program has successfully expanded the oxide gold zone at Pinion, and very importantly, it remains open in multiple directions.  The drill intercepts and rock chip sample results specific to this release show that collapse breccia hosted gold continues northwest from the known resource along the South fault zone.  Several untested structural intersections within the South fault zone to the northwest of Pinion have the potential to host new gold deposits.  These opportunities for expansion, growth and the discovery of new deposits are typical of the large gold systems located on the Carlin Trend, and we look forward to pursuing them during our 2015 exploration program.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the drill to the sample preparation facility was continuously monitored. A blank or certified reference material was inserted approximately every tenth sample. The samples are delivered to ALS Minerals preparation facility in Elko, NV. The samples are crushed and pulverized and sample pulps are shipped to ALS Minerals certified laboratory in Vancouver.  Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.    All other elements are determined by ICP analysis. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The recent Pinion gold deposit acquisition offers Gold Standard a potential near-term development option and further consolidates the Company’s premier land package in the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold and an Inferred Resource of 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced September 10, 2014).  In addition, the Dark Star deposit 2.1 km to the east of Pinion, now has an NI43-101 compliant Inferred Resource of  23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com